WEATHERFLOW-TEMPEST, INC.

MANAGEMENT FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2025, AND 2024

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

FINANCIAL STATEMENTS:

WEATHERFLOW-TEMPEST, INC.
BALANCE SHEETS

x

As of December 31, (USD $ in Dollars)	2025	2024 (Restated)
ASSETS		
Current Assets:		
Cash & cash equivalents	963,743	679,671
Accounts receivable	671,207	646,930
Inventories	1,679,960	548,622
Due from related parties	32,500	32,500
Prepaids and other current assets	504,873	700,395
Total current assets	**3,852,284**	**2,608,119**
Property and equipment, net	43,092	25,592
Right-of-use asset, operating leases	177,245	-
Convertible note subscription receivable	25,000	-
Deferred offering costs	65,000	-
Intangible assets, net	30,000	40,000
Security deposits	1,933	3,006
Total assets	**4,194,554**	**2,676,716**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	638,937	460,585
Credit card	45,055	75,533
Short-term borrowings	-	-
Deferred revenue	475,838	266,241
Due to related parties	-	74,174
Other current liabilities	811,919	501,709
Operating lease liability, current	70,130	-
Total current liabilities	**2,041,879**	**1,378,241**
WindSail term loan - secured	2,981,224	2,969,081
Convertible note	1,230,000	1,230,000
Operating lease liability, non-current	112,101	-
Total liabilities	**6,365,205**	**5,577,322**
STOCKHOLDERS EQUITY (DEFICIT)		
Common stock	15,649	15,537
Preferred Stock	652	-
Additional paid-in capital	8,953,616	7,171,638
Equity issuance costs	(510,767)	(338,731)
Accumulated deficit	(10,629,801)	(9,749,050)
Total stockholders' equity (deficit)	**(2,170,651)**	**(2,900,606)**
Total liabilities and stockholders' equity (deficit)	**4,194,554**	**2,676,716**

See accompanying notes to the financial statements

WEATHERFLOW-TEMPEST INC.
STATEMENTS OF OPERATIONS

X

For the Years Ended December 31, (USD $ in Dollars)	2025	2024 (Restated)
Net revenue	12,891,935	13,268,379
Cost of goods sold	4,730,722	6,027,027
Gross profit	8,161,214	7,241,352
Operating expenses		
General and administrative	5,387,274	5,525,696
Research and development	474,253	529,944
Sales and marketing	2,557,981	2,466,401
Total operating expenses	8,419,508	8,522,041
Operating loss	(258,294)	(1,280,689)
Interest expense	581,535	536,882
Other income	(678)	(3,694)
Other expenses	40,000	-
Loss before provision for income taxes	(879,151)	(1,813,877)
Provision for income taxes	1,600	5,600
Net loss	**(880,751)**	**(1,819,477)**

See accompanying notes to the financial statements

WeatherFlow-Tempest Inc.
Statements of Changes in Stockholders' Equity (Deficit)

X

(in , $US)	Common Stock		Preferred Stock		Additional Paid In Capital	Equity Issuance Costs	Accumulated Deficit	Total Shareholder Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance—December 31, 2023	**15,677,737**	**$ 15,678**			**$ 7,167,060**	**$ (338,731)**	**$ (7,929,573)**	**$ (1,085,565)**
Repurchase of common stock	(450,000)	(450)			(67,050)	-	-	(67,500)
Restricted stock units - granted	20,000	20			(20)	-	-	-
Stock-based compensation	-	-			28,278	-	-	28,278
Warrant issued	289,000	289			43,370	-	-	43,659
Net loss	-	-			-	-	(1,819,477)	(1,819,477)
Balance—December 31, 2024 (As Restated)	**15,536,737**	**$ 15,537**			**$ 7,171,638**	**$ (338,731)**	**$ (9,749,050)**	**$ (2,900,606)**
Issuance of common stock, net of issuance cost	842	1			-	-	-	1
Issuance of Preferred stock, net of issuance cost			652,040	652	1,759,478	(172,036)	-	1,588,094
Restricted stock units, vested	111,118	111			(111)			-
Stock-based compensation expense	-	-			22,611			22,611
Net loss	-	-			-	-	(880,751)	(880,751)
Balance—December 31, 2025	**15,648,697**	**$ 15,649**	**652,040**	**652**	**$ 8,953,616**	**$ (510,767)**	**$ (10,629,801)**	**$ (2,170,651)**

X

WeatherFlow-Tempest Inc.
Statements of Cash Flows

For the Years Ended December 31, (USD $ in Dollars)	2025	2024 (Restated)
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	(880,751)	(1,819,477)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization	24,324	21,483
Non-cash operating lease cost	4,986	
Amortization of debt discount	12,143	110,513
Share based compensation expense	22,611	28,278
Changes in operating assets and liabilities:		
Accounts receivable	(24,277)	(40,360)
Inventory	(1,131,338)	297,856
Due from related parties	-	326,561
Prepaid expenses and other current assets	195,522	(247,301)
Accounts payable and accrued expenses	178,352	(328,924)
Credit cards	(30,479)	(3,711)
Deferred revenue	209,598	(7,006)
Due to related parties	(74,174)	74,174
Other current liabilities	310,210	101,856
Net cash used in operating activities	**(1,183,271)**	**(1,486,060)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(31,824)	(28,544)
Long-term security deposits	1,073	(1,814)
Net cash used in investing activities	**(30,752)**	**(30,358)**
CASH FLOW FROM FINANCING ACTIVITIES		
Short-term borrowing, net of repayments	-	(1,369,719)
WindSail term loan	-	3,000,000
Repayment of convertible note	(25,000)	-
Issuance of preferred stock, net of issuance costs	1,588,095	-
Payments of deferred offering costs	(65,000)	-
Repurchase of stock from related party	-	(67,500)
Net cash provided by financing activities	**1,498,095**	**1,562,781**
Change in cash	**284,072**	**46,364**
Cash—beginning of year	679,671	633,307
Cash—end of year	**963,743**	**679,671**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	305,402	352,815
Cash paid during the year for income taxes	1,600	5,600
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES **AND SUPPLEMENTAL DISCLOSURES**		
Fair value of warrant issued with WindSail loan agreement	-	43,659
Right-of-use assets obtained in exchange for operating lease liabilities	220,029	-
Convertible note subscription receivable — replacement investor	25,000	-

See accompanying notes to financial statements.

WEATHERFLOW-TEMPEST INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2025 AND 2024

1. NATURE OF OPERATIONS

Weatherflow-Tempest Inc. (hereinafter referred to as the "Company", "we", or "us") was founded on December 26, 2018 as a Delaware Corporation. The Company operates in the private weather industry, selling products and providing services that deliver weather data – both observations and forecasts. Products and services include weather stations systems, weather meters, subscription applications, SaaS tools and licensed data. The Company's headquarters are located in Daytona Beach, Florida.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and reflect the operations of the Company. Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) promulgated by the Financial Accounting Standards Board (FASB).

Basis of Presentation

The accounting and reporting policies of the Company conform to GAAP. The Company has adopted the calendar year as its basis of reporting. Certain prior-year amounts have been reclassified to conform to the current-year presentation; these reclassifications had no effect on previously reported net loss, total liabilities, or stockholders' equity (deficit).

Use of Estimates

The preparation of financial statements in conformity with the GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, and December 31, 2024, the Company's cash and cash equivalents exceeded FDIC insured limits by $963,743 and $679,671, respectively.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

Inventories

Inventories are valued at lower of cost and net realizable value and include costs related to raw materials and finished goods which are determined using a first-in-first-out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery and equipment	5 years
Furniture and fixtures	5-7 years
Computer equipment	5 years
Leasehold improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Intangible Assets

The Company capitalizes professional fees incurred in connection with patenting its intellectual property which is amortized over the estimates life of the future benefit, not to exceed the patent lives, which may be as long as 20 years.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, accounts receivable, advances to vendors, accounts payable and notes payable.

Accounts receivable consist of uncollateralized receivables from customers primarily located throughout the United States of America. Majority of accounts receivable is concentrated with two customers having balances of approximately $182,212 and $30,472, which represents approximately 32% of our accounts receivable - net balance as of December 31, 2025. The amounts receivable from these customer as of December 31, 2024 was approximately $179,732 and $27,015 which represents 32% of accounts receivable.

Majority of accounts payable and accrued expenses are concentrated with one vendor having balance of approximately $691,827 which represents approximately 70% of our accounts payable as of December 31, 2025. The amount owed to this vendor as of December 31, 2024 was approximately $426,611, which represent approximately 62% of our accounts payable. Additionally, we had certain advances to the same vendor which amounted to $367,379 and $451,218 as of December 31, 2025 and 2024, respectively, and represented approximately 73% and 64% of the prepaids and other current assets balances as of December 31, 2025 and 2024, respectively.

Revenue Recognition

The Company earns revenues from the sale of weather stations systems and weather meters, and from subscription applications, SaaS tools and licensed data.

WEATHERFLOW-TEMPEST INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2025 AND 2024

Revenue – Weather Stations and Meters

The Company recognizes revenue when it transfers goods to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue from sales of weather station systems and weather meters is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at point-in-time when the goods are shipped or delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Revenue – Subscription, SaaS Tools and Licensed Data

Revenue is recognized evenly over the service period as the services are provided to the customer and the Company fulfills its obligation to provide ongoing access to the application or licensed data.

Revenue – Data Services and B2B Revenue-Share Arrangements

The Company provides weather data and related services to business customers, including arrangements under which revenue is shared with its data partner. Revenue from data services is recognized over time as the customer receives and consumes the data services provided. Where the Company is the principal in the arrangement, revenue is recognized on a gross basis and amounts due to the data partner under revenue-share provisions are recognized as cost of revenue in the period in which the related revenue is earned.

Deferred Revenue

Amounts billed to customers before the service period are recorded as Deferred Revenue, or contract liabilities. Deferred revenue reflects the Company's duty to provide access to the application or licensed data in later periods. Revenue is recognized when the service is delivered.

Cost of sales

Costs of goods sold include the cost of hardware, inward freight, and packaging costs, as well as the costs of providing subscription, SaaS and data services, including cloud hosting and computing services (such as Amazon Web Services), licensed data and model costs, and revenue-share amounts payable to the Company's data partner.

Advertising and Promotion

Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $1,202,387 and $1,052,016, respectively.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

WeatherFlow-Tempest, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company leases certain office and storage spaces. The Company has elected the short-term lease exemption in ASC 842-20-25-3 for all classes of underlying assets with an original lease term of 12 months or less at inception.

Equity Issuance Costs

Equity issuance costs are costs that are directly attributable to issuance of equity securities including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with issuance of equity securities. The company recognizes these costs as a reduction in proceeds from issuance of stock. Costs incurred for offerings that have not yet been completed are deferred and recorded as an asset (deferred offering costs) until the related offering closes, at which time they are reclassified as a reduction of the proceeds of the offering. As of December 31, 2025, deferred offering costs of $65,000 related to the Company's WeFunder offering are presented on the balance sheet.

Stock Based Compensation

The Company accounts for stock-based compensation to employees and non-employees in accordance with ASC 718, Compensation—Stock Compensation. Stock-based compensation awards issued by the Company consist of restricted stock awards ("RSAs"), restricted stock units ("RSUs") and, beginning in December 2025, stock options.

The grant-date fair value of RSAs and RSUs is measured based on the fair value of the Company's common stock on the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which corresponds to the vesting period of the awards.

In December 2025, the Board of Directors approved grants under the Equity Incentive Plan including non-statutory stock options to purchase up to 2,125,000 shares of common stock, at exercise prices of $0.15 to $1.00 per share, and 62,240 shares of restricted stock. The detailed measurement and disclosure of these awards will be finalized in connection with the Company's annual audit. The grants do not affect cash flow and are not expected to have a significant effect profit/loss.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 9, 2026, which is the date the financial statements were available to be issued.

3. RESTATEMENT OF PREVIOUSLY ISSUED 2024 FINANCIAL STATEMENTS

Subsequent to the issuance of the Company's December 31, 2024 financial statements, the Company received a vendor credit of $150,000 from WFn Holdings, Inc. ("WFN"), a related party, relating to ProNet data license charges billed during 2024 under the parties' data license agreement (credit memorandum dated December 31, 2024). The previously issued 2024 financial statements did not reflect this credit. In accordance with ASC 250, Accounting Changes and Error Corrections, the accompanying December 31, 2024 comparative financial statements have been restated to reflect the credit.

The effects of the restatement on the previously issued 2024 financial statements are as follows: cost of revenue decreased from $6,177,027 to $6,027,027; net loss decreased from $(1,969,477) to $(1,819,477); accounts payable decreased from $610,585 to $460,585; accumulated deficit decreased from $(9,899,050) to $(9,749,050); and total stockholders' deficit decreased from $(3,050,606) to $(2,900,606). The restatement had no effect on previously reported cash flows from operating, investing, or financing activities.

A similar vendor credit of $150,000 relating to 2025 ProNet data license charges was received and is reflected in the accompanying 2025 statement of operations as a reduction of cost of revenue.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivable - net consist primarily of trade receivables generated in the normal course of business.

Inventories primarily consist of finished goods on hand.

Prepaids and other current assets consist of:

As of December 31,		2025		2024
Vendor advances	$	411,878	$	584,295
Prepaid expenses		48,064		68,990
Prepaid insurance		44,932		47,111
Total prepaid expenses and other current assets	$	**504,873**	$	**700,395**

Other current liabilities consist of:

As of December 31,		2025		2024
Pension payable	$	94,486	$	99,058
Accrued interest		346,288		267,500
Provision for warranty		39,032		34,192
Taxes Payable		-		3,187
Total other current liabilities	$	**553,449**	$	**403,936**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of Year Ended December 31,		2025		2024
Computer equipment	$	14,421	$	14,421
Furnitures and fixtures		12,350		12,350
Machinery and equipment		132,556		100,732
Leasehold improvements		5,377		5,377
Property and equipment, at cost		**164,703**		**132,879**
Accumulated depreciation		(121,612)		(107,287)
Property and equipment, net	$	**43,092**	$	**25,592**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2025, and 2024 were in the amount of $14,324 and $11,483, respectively.

6.   INTANGIBLE ASSETS

Intangible asset consists of:

As of Year Ended December 31,	2025		2024	
Intelectual Property - BarometerTempest	$	100,000	$	100,000
Intangible assets, at cost		**100,000**		**100,000**
Accumulated amortization		(70,000)		(60,000)
Intangible assets, Net	$	**30,000**	$	**40,000**

Amortization expense for patents for the fiscal year ended December 31, 2025, and 2024 was in the amount of $10,000 and $10,000, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2025:

Period	Amortization Expense
2026	10,000
2027	10,000
2028	10,000
Thereafter	-
Total	$ **30,000**

7.   RESEARCH AND DEVELOPMENT

The Company's research and development activities include the development of internal-use software, customer-facing software applications, and next-generation hardware variants. In accordance with ASC 730, Research and Development, these costs are expensed as incurred; the Company has determined that its product development costs do not meet the capitalization criteria of ASC 350-40 or ASC 985-20. Research and development expense was $474,253 and $529,944 for the years ended December 31, 2025 and 2024, respectively. In addition, $69,984 of product development salaries are included in general and administrative expenses for the year ended December 31, 2025. No product development costs are capitalized on the balance sheet as of December 31, 2025 or December 31, 2024.

8.   CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue 25,000,000 shares of capital stock, consisting of 24,000,000 shares of Common Stock, par value $0.00001 per share, and 1,000,000 shares of Preferred Stock, par value $0.00001 per share.

Common Stock

At December 31, 2025 and 2024, the Company had 15,648,697 and 15,536,737 shares of common stock issued and outstanding, respectively.

Holders of common stock are entitled to one vote per share on all matters submitted to stockholders.

Common stockholders have the right to receive dividends when and if declared by the Board of Directors, subject to prior dividend and liquidation rights of any preferred stock that may be issued in the future.

Preferred Stock

The Company's board of directors has the authority to issue preferred stock in one or more series and to establish for each such series such rights, preferences, and privileges as determined by the board, including dividend rights, voting rights, conversion features, redemption features, and liquidation preferences. As of December 31, 2025 and 2024, the company had 652,040 and 0 shares of preferred stock issued and outstanding,respectively.

Shares of Preferred Stock shall have the same rights and privileges and rank equally, share ratably, and are identical in all respects as to all matters as Common Stock, except that holders of Preferred Stock vote by proxy and are entitled to a liquidation preference. Upon a liquidation, dissolution, or winding up of the Company, holders of Preferred Stock are entitled to receive, prior to distribution to Common Stock stockholders, an amount equal to the price per share offered at the time of the initial issuance of the Preferred Stock, as specified in the Company's certificate of incorporation, as amended from time to time. The Preferred Stock is convertible into Common Stock on a one-for-one basis, subject to customary adjustments, at the Preferred Stock stockholder's option or upon a qualified financing event specified in the Company's certificate of incorporation, as amended from time to time.

9.   EQUITY INCENTIVE PLAN

In 2021, the Company adopted its Equity Incentive Plan (the "Plan"), under which it reserved 1,000,000 shares of its common stock for issuance to employees, directors, and consultants. Awards granted under the Plan may include restricted stock awards ("RSAs"), restricted stock units ("RSUs"), stock appreciation rights, and other stock-based awards.

Valuation of the December 2025 stock option grants is being finalized. The stock option grants do not affect cash flow and are not expected to have a significant effect on profit/loss.

Restricted Stock and Restricted Stock Units

Through December 31, 2025, the Company has granted restricted stock, restricted stock units and, in December 2025, stock options (see Stock-Based Compensation above).

Activity for the years ended December 31, 2025 and 2024 for restricted stock and restricted stock units is as follows:

Description	Number of Awards
Outstanding at December 31, 2023	**255,918**
Granted	20,000
Exercised/ Vested	(188,651)
Expired/Cancelled	-
Outstanding at December 31, 2024	**87,267**
Granted	111,118
Exercised/ Vested	(138,171)
Expired/Cancelled	(5,813)
Outstanding at December 31, 2025	**54,401**

Measurement of Stock-Based Awards

Restricted stock and RSUs are measured at the grant-date fair value of the Company's common stock. Fair value is determined based on the Board-approved valuation of common stock in accordance with ASC 718. Because awards are not options, valuation inputs such as expected volatility, expected term, dividend yield, and risk-free rate do not apply.

Recognition of Stock-Based Compensation

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period, which corresponds to the vesting period of each award.

Stock-based compensation expense totaled $22,611 and $28,278 for the years ended December 31, 2025 and 2024, respectively.

10. DEBT

Convertible Notes

Multiple convertible promissory notes were issued between August 2021 and May 2022 under a single Note Purchase Agreement. Proceeds received as of December 31, 2021 were $930,000, with an additional $300,000 issued in 2022. The convertible notes carry an interest rate of 7.00% per annum and had original maturities in June 2024. The maturity was revised, through mutual agreement between the note holders and the Company, to June 2026 and, subsequent to year-end, the holders of a majority-in-interest of the notes agreed to extend the maturity date to January 1, 2027 (see Subsequent Events). Accordingly, the aggregate convertible note principal as of December 31, 2025 remained $1,230,000. As of December 31, 2025 and 2024, the accrued interest outstanding on convertible notes was $346,288 and $267,499, respectively.

At the maturity date of each convertible note, the Company will be obligated to pay the holder of each note outstanding an amount equal to the sum of all accrued and unpaid interest due on the note and the outstanding principal balance, subject to the restrictions in the note including decisions by majority-in-interest of note holders. Prior to the maturity date, any or all Notes may convert to Common Stock or Preferred Stock pursuant to the following events:

Optional Conversion to Common Stock. At any time prior to the closing of a Qualified Financing or the Maturity Date, Note Holders may convert any or all of the outstanding principal balance and accrued but unpaid interest on the Notes into such number of shares of Common Stock obtained by dividing (i) the optionally converted principal and accrued interest under this Note by (ii) the Common Stock Conversion

Price. The Common Stock Conversion Price for Notes issued prior to December 1, 2021, is $1.45 per share. The Common Stock Conversion Price for Notes issued on December 15, 2022, is $1.92 per share.

Automatic Conversion Upon Qualified Financing. In the event the Company consummates, prior to the Maturity Date, an equity financing, pursuant to which it sells shares of Preferred Stock (the " Qualified Equity Securities" or "QES") for an aggregate consideration of at least Seven Million Dollars ($7,000,000) and with the principal purpose of raising capital (a "Qualified Financing"), then the outstanding principal balance and accrued but unpaid interest on the Notes shall automatically convert into such number of shares of such Qualified Equity Securities obtained by dividing (i) the principal and accrued interest under the Notes by ii) 67% of the QES price; under the same terms as those agreements entered into by the Company and the other purchasers of the Qualified Equity Securities.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

WindSail Term Loan

On March 22, 2024, WeatherFlow-Tempest Inc. entered into a Loan and Security Agreement with WindSail Climate Capital Fund II, L.P. (the "Lender") providing a secured term-loan facility (the "WindSail Loan"). The agreement allows aggregate borrowings of up to $3 million, bearing interest at both a cash interest rate of 9.50% per annum and a paid-in-kind ("PIK") interest rate of 5.00% per annum. PIK interest is compounded monthly and added to the outstanding principal balance. Interest payments are due monthly in arrears, with all remaining principal and accrued interest due upon maturity on March 22, 2027, unless earlier repaid.

The loan is secured by substantially all assets of the Company and includes customary covenants, reporting obligations, and financial-performance requirements. Borrowings are subject to a first-priority security interest in the Company's assets.

In connection with the loan closing, the Company issued a warrant to the Lender to purchase shares of the Company's common stock. The fair value of the warrant at issuance was determined separately under ASC 470-20 and recorded as a debt discount, which is being amortized to interest expense over the term of the loan using the effective-interest-rate method.

The Company also pays a monthly administrative fee to WindSail Capital Group, LLC and may be required to pay a prepayment fee in the event of early repayment or acceleration. As of December 31, 2025, the WindSail Loan is presented on the balance sheet as $2,981,224, representing outstanding principal of $3,000,000 net of unamortized debt discount of $18,776; accrued PIK interest of $258,470 is presented within other current liabilities (accrued interest). As of December 31, 2024, the corresponding amounts were $2,969,081 of principal net of discount and $97,773 of accrued PIK interest, which has been reclassified from the term-loan balance to other current liabilities to conform to the current-year presentation.

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11. LEASES

In accordance with ASC 842, the Company recognized right-of-use assets and corresponding operating lease liabilities during 2025 for two operating leases with terms in excess of twelve months: office space at MicaPlex Suite 220J and at the Advanced Technology and Manufacturing Facility (ATMF), both in Daytona Beach, Florida, with lease terms extending through May 2028. The Innosphere facility lease in Fort Collins, Colorado qualifies for the short-term lease exemption. As of December 31, 2025, right-of-use assets totaled $177,245 ($93,350 MicaPlex; $83,895 ATMF), net of accumulated amortization of $42,783, and operating lease liabilities totaled $182,231, of which $70,130 is classified as current and $112,101 as non-current. The discount rate applied in measuring the lease liabilities represents the Company's estimated incremental borrowing rate of 10.0% for a term commensurate with each lease.

The components of lease cost for the year ended December 31, 2025 were as follows: operating lease cost of $54,684 (comprising amortization of right-of-use assets of $42,783 and interest on lease liabilities of $11,901), and short-term lease cost of $63,764 related to leases with terms of twelve months or less (including the capitalized leases for periods prior to their June 1, 2025 commencement under ASC 842). Total lease cost for the year ended December 31, 2025 was $118,448, recorded within operating expenses.

Cash paid for amounts included in the measurement of operating lease liabilities was $49,698 for the year ended December 31, 2025. Right-of-use assets obtained in exchange for new operating lease liabilities totaled $220,029 during the year.

As of December 31, 2025, the weighted-average remaining lease term was 2.4 years and the weighted-average discount rate was 10.0%.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2025 were as follows: 2026 — $85,197; 2027 — $85,197; 2028 — $35,499; total undiscounted lease payments of $205,892, less imputed interest of $23,660, resulting in a total operating lease liability of $182,231, of which $70,130 is current and $112,101 is non-current.

12. INCOME TAXES

The Company had no current or deferred federal and state income tax expense or benefit for the years ended December 31, 2025 and 2024, because we generated net operating losses, and currently management does not believe it is more likely than not that the net operating losses will be realized.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $164,903 and $675,676 during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, we had U.S. federal net operating loss carryforwards of approximately $7.42 million and state net operating loss carryforwards of approximately $1.17 million. Federal net operating loss carryforwards generated since fiscal years beginning after December 31, 2017 have an indefinite carryforward period and are limited to 80% of taxable income. State net operating loss carryforwards have varying expiration periods depending on the jurisdiction.

The Company files income tax returns in the U.S. federal and various U.S. state jurisdictions. The Company is subject to U.S. federal and state income tax examinations by tax authorities for tax years 2021 through 2025 due to net operating losses that are being carried forward for tax purposes, but no examinations are currently in progress.

The Company's policy is to recognize interest and penalties related to income taxes as components of interest expense and other expense, respectively. The Company incurred no interest or penalties related to unrecognized tax benefits in the years ended December 31, 2025 or 2024. The Company does not anticipate any significant changes to its uncertain tax positions within the next 12 months.

13. OTHER EXPENSES

During the year ended December 31, 2025, management determined that a $40,000 prepaid balance with Amazon Web Services (AWS) coming over from 2022 no longer provided future economic benefit to the Company. Accordingly, the full balance was written off during 2025 and is presented as Other expenses in the statement of operations, separate from operating expenses.

14. RELATED PARTY

The Company participates in certain joint operational arrangements with, WFn Holdings Inc. ("WFN"), a related party due to majority ownership and former parent, which primarily includes (i) WFN's Pro Data license usage by the Company and (ii) joint installation activities associated with certain of the Company's projects.

The Company has deposits from WFN amounting to $32,500 and $32,500 as of December 31, 2025 and 2024, respectively.

After giving effect to the vendor credits described below, WFN was in a net credit position of $268,670 and $75,826 as of December 31, 2025 and 2024 (as restated), respectively. These net credit balances are presented within accounts payable and are expected to be applied against future data license charges from WFN.

The Company's expenses included charges from WFN for data usage license fees and certain other expenses of $288,924 (net of a $150,000 vendor credit, and including $31,330 of revenue-share charges accrued at year-end) and $544,713 (as restated, net of a $150,000 vendor credit) for the years ended December 31, 2025 and 2024, respectively. During 2025, WFN issued vendor credits of $150,000 for each of the years ended December 31, 2024 and 2025 in respect of ProNet data license charges; the 2024 credit is reflected in the restatement described in the Restatement note.

The Company sponsors a 401(k) Employee Retirement Plan through WFN. Employees of the Company become eligible to participate in the plan after completing 1,000 hours of service within a 12-month period. Under the plan, eligible employees receive an annual Safe Harbor contribution equal to 3% of qualifying compensation.

Safe Harbor contributions for a given plan year must be deposited no later than the end of the following calendar year, once the final calculation of eligible compensation is completed. For the 2025 plan year, the 401(k) Safe Harbor contribution totaled $94,486. This obligation is administered through WFN's 401(k) plan.

The Company subsequently paid the $94,486 Safe Harbor contribution in March 2026 to WFN. The 2026 plan year contribution will be paid in 2027 in accordance with the plan terms. No additional amounts are owed or accrued in connection with this arrangement.

15. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

WEATHERFLOW-TEMPEST INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2025 AND 2024

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

16. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through May 07, 2026 which is the date the financial statements were available to be issued.

In 2026, the Company and the holders of its convertible notes executed an extension of the notes' maturity date from June 2026 to January 1, 2027. All other terms of the notes remain unchanged.